WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200 (phone)
(516) 977-3056 (fax)

January 15, 2008

VIA EDGAR ELECTRONIC TRANSMISSION:

Jennifer Hardy, Esq.
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Polymer Technologies Corp. Registration Statement on Form SB-2 File No. 333-148593 Filed January 9, 2008

Dear Ms. Hardy:

On behalf of Plastinum Polymer Technologies Corp. ("Plastinum"), and in response to the Staff’s Comment Letter dated January 15, 2008 in connection with the above referenced filing, we hereby submit the following response.

Comment No. 1

We have been advised by our registered public accounting firm that Russell Bedford Stefanou Mirchandani LLP changed its name to RBSM LLP in 2007 and that change was approved by the PCAOB. We refer your offices to the PCAOB web site to confirm the name change and PCAOB approval:
http://www.pcaobus.org/Registration/Name_Changes.pdf.

Accordingly, the Company has complied with PCAOB Rule 2100 and Rule 10-01 (d) of SEC Regulation S-X.

On behalf of Plastinum (the “Company”), we acknowledge that:

1) The Company is fully responsible for the adequacy and accuracy of the disclosures in its filing;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Alan C. Ederer, Esq.

cc: Mr. Jacques Mot